EXHIBIT 99.1

Voting Rights and Shares Capital of the Company

In accordance with articles L.233-8 II of the French Commercial Code and 223-16 of the General Regulation of the French Financial Markets Authority (Autorité des Marchés Financiers)

PARIS, Dec. 11, 2024 (GLOBE NEWSWIRE) --

Paris, France, December 11, 2024
Market: Euronext Paris / Nasdaq
Euronext Compartment: B
ISIN code: FR0011341205
Nasdaq: NBTX
Bloomberg: NANO:FP
Reuters: NANO.PA
Website: www.nanobiotix.com

Date	Number of Shares Outstanding	Total number of voting rights
		Total voting rights, theoretical[1]	Total voting rights, exercisable[2]
November 30, 2024	47,426,851	49,202,229	49,180,111

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Laurent Wormser + 33 (0)6 13 12 04 04 lwormser@ulysse-communication.com	Global – LifeSci Advisors Kevin Gardner +1 (617) 283-2856 kgardner@lifesciadvisors.com

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1 The total number of theoretical (or “gross”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

2 The total number of exercisable at a shareholders’ meeting (or “net”) voting rights is calculated without taking into account shares for which voting rights have been suspended as shares held in treasury by the Company. It is released in order to ensure that the public is properly informed.

Attachment

  2024-12-10 -- NBTX -- Voting Rights + Shares Capital -- FINAL (https://ml.globenewswire.com/Resource/Download/e48d1ebd-b0a3-478c-8f68-bba17e646175)